

Mail Stop 3561

December 16, 2015

Mr. Jin Wai Min
Chief Financial Officer
Quintec, Corp.
26 Floor, One Harbour Square, 181, Hoi Bun Road,
Kwun Tong, Kowloon, Hong Kong

> **Re: Quintec, Corp.**
> **Preliminary Information Statement on Schedule 14C**
> **Filed December 3, 2015**
> **File No. 333-195543**

Dear Mr. Jin:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

General

1. Please clarify how you plan to effectuate the forward stock split because it appears that you do not have enough authorized shares to do so. Additionally, please discuss the reasons for the split, the effects of the split, and the mechanics of the split, including, for example, when the record date for the split will be set and what shareholders will need to do to obtain the new shares.

2. It appears that you will need to increase your authorized shares to effectuate the forward stock split. Accordingly, please revise your disclosure to discuss the possible anti-takeover effects of the increase in authorized shares. Please also discuss other anti-takeover mechanisms that may be present in your governing documents and whether there are any plans or proposals to adopt other provisions or enter into other arrangements that may have material anti-takeover consequences. Please refer to the Instructions to Item 19 of Schedule 14A and Release No. 34-15230 (October 13, 1978).

3. Please revise your information statement to affirmatively state, if true, that the increase in authorized shares is not in any way related to plans or intentions to enter into a merger, consolidation, acquisition, or similar business transaction.

<u>Security Ownership of Certain Beneficial Owners and Management</u>

4. We note your disclosure in the Current Report on Form 8-K filed December 3, 2015 that Walter Lee sold 15,000,000 shares of your common stock to Yang Yong Qiang and Jin Wai Min, who subsequently became officers and directors of the Company. Please update the disclosure in this information statement to reflect this change in ownership and management.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Michael Kennedy, Staff Attorney, at 202-551-3832, Lisa Kohl, Legal Branch Chief, at 202-551-3252, or me at 202-551-3720 with any other questions.

Sincerely,

/s/ Lisa M. Kohl for

Mara L. Ransom
Assistant Director
Office of Consumer Products

cc: Jim Parsons, Esq.